Return of Capital

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended August 31, 1998, amounts have been reclassified to reflect an increase in undistributed net investment income of $77,329, a decrease in paid-in capital of $1,648,429, and an increase in accumulated realized gain on investments of $1,571,100.